MRH CF, LLC
A Delaware Limited Liability Company

Consolidated and Consolidating Financial Statements and Independent Auditor's Report

As of December 31, 2025 and 2024 and for the Years then Ended



INDEPENDENT AUDITOR'S REPORT

April 19, 2026
Experiential Squared, Inc. as manager of MRH CF, LLC.

We have audited the accompanying consolidated and consolidating financial statements of MRH CF, LLC (a series limited liability company organized in Delaware) (the "Company"), which comprise the consolidated and consolidating balance sheets as of December 31, 2025 and 2024, and the related consolidated and consolidating statements of operations, changes in members' equity, and cash flows for the year periods ended December 31, 2025 and 2024, and the related notes to such financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated and consolidating financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations, changes in members' equity and its cash flows for the year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

 IndigoSpire CPA, PC

IndigoSpire CPA, PC
San José, CA
April 19, 2025

MRH CF, LLC
TABLE OF CONTENTS

CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 and 2024 AND FOR THE YEARS THEN ENDED:

MRH CF, LLC
CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS
As of December 31, 2025

	MRH CF, LLC	MRH CF, LLC Series Caldera	MRH CF, LLC Series Lahaina Luck 22	MRH CF, LLC Series Perfect Impression 23	MRH CF, LLC Series Rylee's Song	MRH CF, LLC Series Final Reward 22	MRH CF, LLC Series Proud Indian 22	MRH CF, LLC Series Visceral	MRH CF LLC Series Bacio	MRH CF LLC Series Puca 24	MRH CF LLC Series givememythememusic	12.31.2025 Consolidated Total
ASSETS												
Current Assets:												
Cash and cash equivalents	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Horse reserve funds receivable from Manager (see Note 4)	–	41,587	–	55,827	57,654	22,851	50,177	–	81,940	114,718	38,625	463,379
Total Current Assets	–	41,587	–	55,827	57,654	22,851	50,177	–	81,940	114,718	38,625	463,379
Non-Current Assets:												
Horse asset, net of accumulated depreciation (see Note 2)	–	211,458	327	63,697	38,062	130,827	–	–	171,806	918,750	81,084	1,616,011
Total Non-Current Assets	–	211,458	327	63,697	38,062	130,827	–	–	171,806	918,750	81,084	1,616,011
TOTAL ASSETS	$ –	$ 253,045	$ 327	$ 119,524	$ 95,716	$ 153,678	$ 50,177	$ –	$ 253,746	$ 1,033,468	$ 119,709	$ 2,079,390
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)												
Liabilities:												
Current Liabilities:												
Acquisition advances payable to Series Manager (see Note 4)	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 7,603	$ –	$ –	$ 7,603
Accrued expense	–	–	–	–	–	–	–	–	–	–	–	–
Total Current Liabilities	–	–	–	–	–	–	–	–	7,603	–	–	7,603
Members' Equity/(Deficit):												
Members' capital	–	–	–	–	–	–	–	–	–	–	–	–
Subscriptions in series, net of distributions (See Note 5)	–	925,443	415,774	343,650	364,500	539,640	474,000	85,091	360,790	1,960,000	282,000	5,750,888
Interest held by Manager	–	–	–	–	–	–	–	130,500	–	–	–	130,500
Accumulated deficit	–	(672,398)	(415,447)	(224,126)	(268,784)	(385,962)	(423,823)	(215,591)	(114,647)	(926,532)	(162,291)	(3,809,601)
Total Members' Equity/(Deficit)	–	253,045	327	119,524	95,716	153,678	50,177	–	246,143	1,033,468	119,709	2,071,787
TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$ –	$ 253,045	$ 327	$ 119,524	$ 95,716	$ 153,678	$ 50,177	$ –	$ 253,746	$ 1,033,468	$ 119,709	$ 2,079,390

See also Independent Auditor’s Report
See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

MRH CF, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS
For the year ended December 31, 2025

	MRH CF, LLC	MRH CF, LLC Series Caldera	MRH CF, LLC Series Lahaina Luck 22	MRH CF, LLC Series Perfect Impression 23	MRH CF, LLC Series Rylee's Song	MRH CF, LLC Series Final Reward 22	MRH CF, LLC Series Proud Indian 22	MRH CF, LLC Series Visceral	MRH CF LLC Series Bacio	MRH CF LLC Series Puca 24	MRH CF LLC Series givememythememusic	12.31.2025 Consolidated Total
Revenues	$ –	$ 199,810	$ 2,291	$ 29,676	$ –	$ 105,085	$ 450	$ –	$ 24,266	$ –	$ 2,723	$ 364,301
Cost of revenues		(151,254)	(48,347)	(53,885)	(44,291)	(103,061)	(34,528)	–	(22,998)	(131,422)	(53,045)	(642,831)
Gross Profit/(Loss)	–	48,556	(46,056)	(24,209)	(44,291)	2,024	(34,078)	–	1,268	(131,422)	(50,322)	(278,530)
Operating Expenses:												
Depreciation	–	175,000	44,753	44,400	31,500	94,500	66,600	–	15,619	262,500	29,167	764,039
Management charges	–	18,972	8,564	99,840	5,748	39,463	2,715	–	93,673	508,500	70,800	848,276
General and administrative	–	14,604	13,295	14,045	11,282	12,076	11,277	–	6,623	24,100	12,002	110,938
Total Operating Expenses	–	208,576	66,612	158,285	48,530	146,039	80,592	–	115,915	795,110	111,969	1,731,628
Income/(Loss) from Operations	–	(160,020)	(112,668)	(182,494)	(92,821)	(144,015)	(114,670)	–	(114,647)	(926,532)	(162,291)	(2,010,158)
Other Income/(Expense):												
Gain/(loss) on disposition of horses	–	–	–	–	–	–	–	–	–	–	–	–
Gain/(loss) on Disposition of Series	–	–					(81,402)	–	–	–	–	(81,402)
Gain/(loss) on Sale of Horse	–	–	(95,123)	–	–	–	–	–	–	–	–	(95,123)
Other income								–			–	–
Total Other Income/(Expense)	–	–	(95,123)	–	–	–	(81,402)	–	–	–	–	(176,525)
Provision for Income Taxes	–	–	–	–	–	–	–	–	–	–	–	–
Net Income/(Loss)	$ –	$(160,020)	$(207,791)	$ (182,494)	$(92,821)	$(144,015)	$(196,072)	$ –	$(114,647)	$(926,532)	$ (162,291)	$ (2,186,683)

See also Independent Auditor's Report
See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

MRH CF, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)
For the year ended December 31, 2025

	MRH CF, LLC	MRH CF, LLC Series Caldera	MRH CF, LLC Series Lahaina Luck 22	MRH CF, LLC Series Perfect Impression 23	MRH CF, LLC Series Rylee's Song	MRH CF, LLC Series Final Reward 22	MRH CF, LLC Series Proud Indian 22	MRH CF, LLC Series Visceral	MRH CF LLC Series Bacio	MRH CF LLC Series Puca 24	MRH CF LLC Series givememythememusic	12.31.2025 Consolidated Total
Members' capital												
Balance at December 31, 2023	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Subscriptions received in horse series	–	–	–	–	–	–	–	–	–	–	–	–
Distributions from horse series	–	–	–	–	–	–	–	–	–	–	–	–
Contributions by manager	–	–	–	–	–	–	–	–	–	–	–	–
Net income/(loss)	–	–	–	–	–	–	–	–	–	–	–	–
Balance at December 31, 2024	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Subscriptions received in horse series	–	–	–	–	–	–	–	–	–	–	–	–
Distributions from horse series	–	–	–	–	–	–	–	–	–	–	–	–
Contributions by manager	–	–	–	–	–	–	–	–	–	–	–	–
Net income/(loss)	–	–	–	–	–	–	–	–	–	–	–	–
Balance at December 31, 2025	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Subscriptions in Series												
Balance at December 31, 2023	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Subscriptions received in horse series	–	1,011,042	448,860	–	343,602	468,487	464,125	328,500	–	–	–	3,064,616
Distributions from horse series	–	(16,400)	–	–	–	(1,800)	–	–	–	–	–	(18,200)
Contributions by manager	–	–	–	–	–	–	–	–	–	–	–	–
Net income/(loss)	–	–	–	–	–	–	–	–	–	–	–	–
Balance at December 31, 2024	$ –	$ 994,642	$ 448,860	$ –	$ 343,602	$ 466,687	$ 464,125	$ 328,500	$ –	$ –	$ –	$ 3,046,416
Subscriptions received in horse series	–	68,931	31,140	363,000	20,898	143,513	9,875	-	360,790	1,960,000	282,000	3,240,147
Distributions from horse series	–	(138,130)	(64,226)	(19,350)	–	(70,560)	–	(243,409)	–	–	–	(535,675)
Contributions by manager	–	–	–	–	–	–	–	–	–	–	–	–
Net income/(loss)	–	–	–	–	–	–	–	–	–	–	–	–
Balance at December 31, 2025	$ –	$ 925,443	$ 415,774	$ 343,650	$ 364,500	$ 539,640	$ 474,000	$ 215,591	$ 360,790	$ 1,960,000	$ 282,000	$ 5,750,888

See also Independent Auditor's Report
See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

MRH CF, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)
For the year ended December 31, 2025
(Continued)

	MRH CF, LLC	MRH CF, LLC Series Caldera	MRH CF, LLC Series Lahaina Luck 22	MRH CF, LLC Series Perfect Impression 23	MRH CF, LLC Series Rylee's Song	MRH CF, LLC Series Final Reward 22	MRH CF, LLC Series Proud Indian 22	MRH CF, LLC Series Visceral	MRH CF LLC Series Bacio	MRH CF LLC Series Puca 24	MRH CF LLC Series givememythememusic	12.31.2025 Consolidated Total
Interest held by Manager												
Balance at December 31, 2023	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Interest held by Manager	–	–	–	–	–	–	–	130,500	–	–	–	130,500
Balance at December 31, 2024	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 130,500	$ –	$ –	$ –	130,500
Interest held by Manager	–	–	–	–	–	–	–	(130,500)	–	–	–	(130,500)
Balance at December 31, 2025	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	–
Retained Earnings/(Accumulated Deficit)												
Balance at December 31, 2023	$ (7,000)	$ –	$ –	$ –	$ –	$ –	$ –	$ (88,990)	$ –	$ –	$ –	(95,990)
Subscriptions received in horse series	–	–	–	–	–	–	–	–	–	–	–	–
Distributions from horse series	–	–	–	–	–	–	–	–	–	–	–	–
Contributions by manager	–	–	–	–	–	–	–	–	–	–	–	–
Net income/(loss)	7,000	(512,378)	(207,656)	(41,632)	(175,963)	(241,947)	(227,751)	(126,601)	–	–	–	(1,526,928)
Balance at December 31, 2024	$ –	$(512,378)	$(207,656)	$(41,632)	$(175,963)	$(241,947)	$(227,751)	$(215,591)	$ –	$ –	$ –	(1,622,918)
Subscriptions received in horse series	–	–	–	–	–	–	–	–	–	–	–	–
Distributions from horse series	–	–	–	–	–	–	–	–	–	–	–	–
Contributions by manager	–	–	–	–	–	–	–	–	–	–	–	–
Net income/(loss)	–	(160,020)	(207,791)	(182,494)	(92,821)	(144,015)	(196,072)	–	(114,647)	(926,532)	(162,291)	(2,186,683)
Balance at December 31, 2025	$ –	$(672,398)	$(415,447)	$(224,126)	$(268,784)	$(385,962)	$(423,823)	$(215,591)	$(114,647)	$(926,532)	$(162,291)	$ (3,809,601)

See also Independent Auditor's Report
See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

MRH CF, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)
For the year ended December 31, 2025
(Continued)

	MRH CF, LLC	MRH CF, LLC Series Caldera	MRH CF, LLC Series Lahaina Luck 22	MRH CF, LLC Series Perfect Impression 23	MRH CF, LLC Series Rylee's Song	MRH CF, LLC Series Final Reward 22	MRH CF, LLC Series Proud Indian 22	MRH CF, LLC Series Visceral	MRH CF LLC Series Bacio	MRH CF LLC Series Puca 24	MRH CF LLC Series givememythememusic	12.31.2025 Consolidated Total
Total Members' Equity/(Deficit)												
Balance at December 31, 2023	$ (7,000)	$ –	$ –	$ –	$ –	$ –	$ –	$ (88,990)	$ –	$ –	$ –	$ (95,990)
Subscriptions received in horse series	–	1,011,042	448,860	–	343,602	468,487	464,125	328,500	–	–	–	3,064,616
Interest held by Manager	–	–	–	–	–	–	–	130,500	–	–	–	130,500
Distributions from horse series	–	(16,400)	–	–	–	(1,800)	–	–	–	–	–	(18,200)
Contributions by manager	–	–	–	–	–	–	–	–	–	–	–	–
Net income/(loss)	7,000	(512,378)	(207,656)	(41,632)	(175,963)	(241,947)	(227,751)	(126,601)	–	–	–	(1,526,928)
Balance at December 31, 2024	$ –	$ 482,264	$ 241,204	$ (41,632)	$ 167,639	$ 224,740	$ 236,374	$ 243,409	$ –	$ –	$ –	$ 1,553,998
Subscriptions received in horse series	–	68,931	31,140	363,000	20,898	143,513	9,875	-	360,790	1,960,000	282,000	3,240,147
Interest held by Manager	–	–	–	–	–	–	–	-	–	–	–	-
Distributions from horse series	–	(138,130)	(64,226)	(19,350)	–	(70,560)	–	(243,409)	–	–	–	(535,675)
Contributions by Manager	–	–	–	–	–	–	–	–	–	–	–	–
Net income/(loss)	–	(160,020)	(207,791)	(182,494)	(92,821)	(144,015)	(196,072)	–	(114,647)	(926,532)	(162,291)	(2,186,683)
Balance at December 31, 2025	$ –	$ 253,045	$ 327	$ 119,524	$ 95,716	$ 153,678	$ 50,177	$ –	$ 246,143	$1,033,468	$ 119,709	$ 2,071,787

See also Independent Auditor's Report
See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

MRH CF, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS
For the year ended December 31, 2025

	MRH CF, LLC	MRH CF, LLC Series Caldera	MRH CF, LLC Series Lahaina Luck 22	MRH CF, LLC Series Perfect Impression 23	MRH CF, LLC Series Rylee's Song	MRH CF, LLC Series Final Reward 22	MRH CF, LLC Series Proud Indian 22	MRH CF, LLC Series Visceral	MRH CF LLC Series Bacio	MRH CF LLC Series Puca 24	MRH CF LLC Series givememythememusic	12.31.2025 Consolidated Total
Cash Flows from Operating Activities												
Net Income/(Loss)	$ –	$(160,020)	$(207,791)	$(182,494)	$(92,821)	$(144,015)	$(196,072)	$ –	$(114,647)	$(926,532)	$(162,291)	$(2,186,683)
Adjustments to reconcile net loss to net cash used in operating activities:												
Depreciation	–	175,000	44,753	44,400	31,500	94,500	66,600	–	15,619	262,500	29,167	764,039
Gain/(loss) on disposition of horses	–	–	–	–	–	–	–	–	–	–	–	–
Gain/(loss) on Disposition of Series	–	–	–	–	–	–	81,402	–	–	–	–	81,402
Gain/(loss) on Sale of Horse	–	–	95,123	–	–	–	–	–	–	–	–	95,123
Net Cash Provided by/(Used in) Operating Activities	–	14,980	(67,914)	(138,094)	(61,321)	(49,515)	(48,070)	–	(99,028)	(664,032)	(133,124)	(1,246,119)
Cash Flows from Investing Activities												
Purchase of horse assets	–	–	–	–	–	–	–	–	(187,425)	(1,181,250)	(110,250)	(1,478,925)
Proceeds from horse disposition	–	–	–	–	–	–	–	–	–	–	–	–
Net Cash Provided by/(Used in) Investing Activities	–	–	–	–	–	–	–	–	(187,425)	(1,181,250)	(110,250)	(1,478,925)
Cash Flows from Financing Activities												
Subscriptions received in horse series	–	68,931	31,140	363,000	20,898	143,513	9,875	-	360,790	1,960,000	282,000	3,240,147
Interest held by Manager	–	–	–	–	–	–	–	-	–	–	–	-
Distributions from horse series	–	(138,130)	(64,226)	(19,350)	–	(70,560)	–	(243,409)	–	–	–	(535,675)
Net advances/(repayments) in amount due to manager	–	54,219	101,000	(205,556)	40,423	(23,438)	38,195	243,409	(74,337)	(114,718)	(38,626)	20,572
Net Cash Provided by/(Used in) Financing Activities	–	(14,980)	67,914	138,094	61,321	49,515	48,070	–	286,453	1,845,282	243,374	2,725,044

See also Independent Auditor's Report
See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

MRH CF, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS
For the year ended December 31, 2025
(Continued)

	MRH CF, LLC	MRH CF, LLC Series Caldera	MRH CF, LLC Series Lahaina Luck 22	MRH CF, LLC Series Perfect Impression 23	MRH CF, LLC Series Rylee's Song	MRH CF, LLC Series Final Reward 22	MRH CF, LLC Series Proud Indian 22	MRH CF, LLC Series Visceral	MRH CF LLC Series Bacio	MRH CF LLC Series Puca 24	MRH CF LLC Series givememythememusic	12.31.2025 Consolidated Total
Net Change in Cash	–	–	–	–	–	–	–	–	–	–	–	–
Cash at Beginning of Period	–	–	–	–	–	–	–	–	–	–	–	–
Cash at End of Period	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Supplemental Disclosure of Cash Flow Information												
Cash paid for interest	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Cash paid for income taxes	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Supplemental Disclosure of Non-Cash Activities:												
Horses purchased by issuance of related party notes payable	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Non-cash management fees	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –

See also Independent Auditor's Report
See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

MRH CF, LLC
CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS
As of December 31, 2024

	MRH CF, LLC	MRH CF, LLC Series Caldera	MRH CF, LLC Series Lahaina Luck 22	MRH CF, LLC Series Perfect Impression 23	MRH CF, LLC Series Rylee's Song	MRH CF, LLC Series Final Reward 22	MRH CF, LLC Series Proud Indian 22	MRH CF, LLC Series Visceral	12.31.2024 Consolidated Total
ASSETS									
Current Assets:									
Cash and cash equivalents	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Horse reserve funds receivable from Manager (see Note 4)	–	145,719	121,178	106,231	113,226	103,461	84,731	243,409	917,955
Total Current Assets	–	145,719	121,178	106,231	113,226	103,461	84,731	243,409	917,955
Non-Current Assets:									
Horse asset, net of accumulated depreciation (see Note 2)	–	386,458	140,203	115,297	69,563	225,327	158,802	–	1,095,649
Total Non-Current Assets	–	386,458	140,203	115,297	69,563	225,327	158,802	–	1,095,649
TOTAL ASSETS	$ –	$ 532,177	$ 261,381	$ 221,528	$ 182,788	$ 328,788	$ 243,533	$ 243,409	$ 2,013,604
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)									
Liabilities:									
Current Liabilities:									
Acquisition advances payable to Series Manager (see Note 4)	$ –	$ 49,913	$ 20,177	$ 263,160	$ 15,150	$ 104,048	$ 7,159	$ –	$ 459,606
Accrued expense	–	–	–	–	–	–	–	–	–
Total Current Liabilities	–	49,913	20,177	263,160	15,150	104,048	7,159	–	459,606
Members' Equity/(Deficit):									
Members' capital	–	–	–	–	–	–	–	–	–
Subscriptions in series, net of distributions (See Note 5)	–	994,642	448,860	–	343,602	466,687	464,125	328,500	3,046,416
Interest held by Manager	–	–	–	–	–	–	–	130,500	130,500
Accumulated deficit	–	(512,378)	(207,656)	(41,632)	(175,964)	(241,947)	(227,751)	(215,591)	(1,622,918)
Total Members' Equity/(Deficit)	–	482,264	241,204	(41,632)	167,638	224,740	236,374	243,409	1,553,998
TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$ –	$ 532,177	$ 261,381	$ 221,528	$ 182,788	$ 328,788	$ 243,533	$ 243,409	$ 2,013,604

See also Independent Auditor's Report
See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

MRH CF, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS
For the year ended December 31, 2024

	MRH CF, LLC	MRH CF, LLC Series Caldera	MRH CF, LLC Series Lahaina Luck 22	MRH CF, LLC Series Perfect Impression 23	MRH CF, LLC Series Rylee's Song	MRH CF, LLC Series Final Reward 22	MRH CF, LLC Series Proud Indian 22	MRH CF, LLC Series Visceral	12.31.2024 Consolidated Total
Revenues	$ –	$ 23,256	$ –	$ –	$ –	$ 2,880	$ 856	$ 2,570	$ 29,562
Cost of revenues	–	(82,493)	(27,757)	(11,504)	(42,142)	(36,258)	(39,379)	(44,686)	(284,219)
Gross Profit/(Loss)	–	(59,237)	(27,757)	(11,504)	(42,142)	(33,378)	(38,524)	(42,116)	(254,657)
Operating Expenses:									
Depreciation	–	138,542	36,197	17,903	24,938	58,173	40,998	38,798	355,549
Management charges	–	302,974	131,837	5,400	99,512	142,334	140,205	103,275	925,536
General and administrative	(7,000)	9,225	8,025	6,825	9,372	8,062	8,024	7,500	50,034
Total Operating Expenses	(7,000)	450,741	176,058	30,128	133,821	208,569	189,227	149,573	1,331,119
Income/(Loss) from Operations	7,000	(509,978)	(203,816)	(41,632)	(175,964)	(241,947)	(227,751)	(191,689)	(1,585,776)
Other Income/(Expense):									
Gain/(loss) on disposition of horses	–	–	–	–	–	–	–	(65,088)	(65,088)
Other income	–	2,400	3,840	–	–	–	–	–	6,240
Total Other Income/(Expense)	–	2,400	3,840	–	–	–	–	(65,088)	(58,848)
Provision for Income Taxes	–	–	–	–	–	–	–	–	–
Net Income/(Loss)	$ 7,000	$ (512,378)	$ (207,656)	$ (41,632)	$ (175,964)	$ (241,947)	$ (227,751)	$ (126,601)	$ (1,526,928)

See also Independent Auditor's Report
See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

MRH CF, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)
For the year ended December 31, 2024

	MRH CF, LLC	MRH CF, LLC Series Caldera	MRH CF, LLC Series Lahaina Luck 22	MRH CF, LLC Series Perfect Impression 23	MRH CF, LLC Series Rylee's Song	MRH CF, LLC Series Final Reward 22	MRH CF, LLC Series Proud Indian 22	MRH CF, LLC Series Visceral	12.31.2024 Consolidated Total
Members' capital									
Balance at December 31, 2023	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Subscriptions received in horse series	–	–	–	–	–	–	–	–	–
Distributions from horse series	–	–	–	–	–	–	–	–	–
Contributions by manager	–	–	–	–	–	–	–	–	–
Net income/(loss)	–	–	–	–	–	–	–	–	–
Balance at December 31, 2024	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Subscriptions in Series									
Balance at December 31, 2023	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Subscriptions received in horse series	–	1,011,042	448,860	–	343,602	468,487	464,125	328,500	3,064,616
Distributions from horse series	–	(16,400)	–	–	–	(1,800)	–	–	(18,200)
Contributions by manager	–	–	–	–	–	–	–	–	–
Net income/(loss)	–	–	–	–	–	–	–	–	–
Balance at December 31, 2024	$ –	$ 994,642	$ 448,860	$ –	$ 343,602	$ 466,687	$ 464,125	$ 328,500	$ 3,046,416
Interest held by Manager									
Balance at December 31, 2023	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Interest held by Manager	–	–	–	–	–	–	–	130,500	130,500
Balance at December 31, 2024	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 130,500	$ 130,500
Retained Earnings/(Accumulated Deficit)									
Balance at December 31, 2023	$ (7,000)	$ –	$ –	$ –	$ –	$ –	$ –	$ (88,990)	$ (95,990)
Subscriptions received in horse series	–	–	–	–	–	–	–	–	–
Distributions from horse series	–	–	–	–	–	–	–	–	–
Contributions by manager	–	–	–	–	–	–	–	–	–
Net income/(loss)	7,000	(512,378)	(207,656)	(41,632)	(175,964)	(241,947)	(227,751)	(126,601)	(1,526,928)
Balance at December 31, 2024	$ –	$ (512,378)	$ (207,656)	$ (41,632)	$ (175,964)	$ (241,947)	$ (227,751)	$ (215,591)	$ (1,622,918)
Total Members' Equity/(Deficit)									
Balance at December 31, 2023	$ (7,000)	$ –	$ –	$ –	$ –	$ –	$ –	$ (88,990)	$ (95,990)
Subscriptions received in horse series	–	1,011,042	448,860	–	343,602	468,487	464,125	328,500	3,064,616
Interest held by Manager	–	–	–	–	–	–	–	130,500	130,500
Distributions from horse series	–	(16,400)	–	–	–	(1,800)	–	–	(18,200)
Net income/(loss)	7,000	(512,378)	(207,656)	(41,632)	(175,964)	(241,947)	(227,751)	(126,601)	(1,526,928)
Balance at December 31, 2024	$ –	$ 482,264	$ 241,204	$ (41,632)	$ 167,638	$ 224,740	$ 236,374	$ 243,409	$ 1,553,998

See also Independent Auditor's Report

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

MRH CF, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS
For the year ended December 31, 2024

	MRH CF, LLC	MRH CF, LLC Series Caldera	MRH CF, LLC Series Lahaina Luck 22	MRH CF, LLC Series Perfect Impression 23	MRH CF, LLC Series Rylee's Song	MRH CF, LLC Series Final Reward 22	MRH CF, LLC Series Proud Indian 22	MRH CF, LLC Series Visceral	12.31.2024 Consolidated Total
Cash Flows from Operating Activities									
Net Income/(Loss)	$ 7,000	$ (512,378)	$ (207,656)	$ (41,632)	$ (175,964)	$ (241,947)	$ (227,751)	$ (126,601)	$ (1,526,928)
Adjustments to reconcile net loss to net cash used in operating activities:									
Depreciation	–	138,542	36,197	17,903	24,938	58,173	40,998	38,798	355,549
Loss/(gain) on disposal of horse ownership	–	–	–	–	–	–	–	(65,088)	(65,088)
Net Cash Provided by/(Used in) Operating Activities	7,000	(373,836)	(171,459)	(23,729)	(151,026)	(183,774)	(186,753)	(152,891)	(1,236,467)
Cash Flows from Investing Activities									
Purchase of horse assets	–	(525,000)	(176,400)	(133,200)	(94,500)	(283,500)	(199,800)	1,800	(1,410,600)
Proceeds from horse disposition	–	–	–	–	–	–	–	219,090	219,090
Net Cash Provided by/(Used in) Investing Activities	–	(525,000)	(176,400)	(133,200)	(94,500)	(283,500)	(199,800)	220,890	(1,191,510)
Cash Flows from Financing Activities									
Subscriptions received in horse series	–	1,011,042	448,860	–	343,602	468,487	464,125	328,500	3,064,617
Interest held by Manager	–	–	–	–	–	–	–	130,500	130,500
Distributions from horse series	–	(16,400)	–	–	–	(1,800)	–	–	(18,200)
Net advances/(repayments) in amount due to manager	(7,000)	(95,806)	(101,001)	156,929	(98,076)	587	(77,572)	(526,999)	(748,940)
Net Cash Provided by/(Used in) Financing Activities	(7,000)	898,836	347,859	156,929	245,526	467,274	386,553	(67,999)	2,427,977
Net Change in Cash	–	–	–	–	–	–	–	–	–
Cash at Beginning of Period	–	–	–	–	–	–	–	–	–
Cash at End of Period	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Supplemental Disclosure of Cash Flow Information									
Cash paid for interest	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	–
Cash paid for income taxes	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	–
Supplemental Disclosure of Non-Cash Activities:									
Horses purchased by issuance of related party notes payable	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	–
Non-cash management fees	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	–

See also Independent Auditor's Report
See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

MRH CF, LLC
NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

MRH CF, LLC (the "Master Series LLC") is an early-stage investment company established by the manager, Experiential Squared, Inc. (the "Series Manager"), to invest in individual interests in thoroughbred horses through underlying Series LLCs. The Master Series LLC aims to democratize the ownership of racehorses through a self-developed web-based platform and allow fans to experience racehorse ownership by investing in Series LLCs with other like-minded fans. The Master Series LLC is headquartered in Lexington, KY and was formed on August 24, 2023.

As a Delaware Series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Kentucky law.

The following are the Series included under the Company which were formed under the laws of Delaware:

MRCF Series Name
MRH CF, LLC
MRH CF, LLC Series Caldera
MRH CF, LLC Series Lahaina Luck 22
MRH CF, LLC Series Perfect Impression 23
MRH CF, LLC Series Rylee's Song
MRH CF, LLC Series Final Reward 22
MRH CF, LLC Series Proud Indian 22
MRH CF, LLC Series Visceral
MRH CF, LLC Series Bacio
MRH CF, LLC Series Puca 24
MRH CF, LLC Series givememythememusic

As of December 31, 2025, the Company has relied on advances from the Manager and by raising capital to fund its operations. The Company will likely incur losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a Regulation CF securities campaign, capital contributions from the Manager and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These consolidated and consolidating financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of consolidated and consolidating financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of both December 31, 2025 and 2024, the Company has no cash and cash equivalents.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of both December 31, 2025 and 2024, the Company has no outstanding accounts receivable.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years. Horse assets are depreciated using the straight-line method over 36 months with no estimated salvage value. A horse is treated as placed in service upon its acquisition by the Company.

The Company and each of its listed Series reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2025 and 2024, the Company and its listed Series have $3,087,525 and $1,626,600, recorded at cost in horse assets, respectively.
As of December 31, 2025, property and equipment consisted of the following:

Series Name (Per FS)	Horse Asset plus Acquisition Costs	Less: Depreciation	Total
MRH CF, LLC	$ –	$ –	$ –
MRH CF, LLC Series Caldera	525,000	(313,542)	211,458
MRH CF, LLC Series Lahaina Luck 22	176,400	(176,073)	327
MRH CF, LLC Series Perfect Impression 23	126,000	(62,303)	63,697
MRH CF, LLC Series Rylee's Song	94,500	(56,438)	38,063
MRH CF, LLC Series Final Reward 22	283,500	(152,673)	130,827
MRH CF, LLC Series Proud Indian 22	189,000	(189,000)	–
MRH CF, LLC Series Visceral	214,200	(214,200)	–
MRH CF, LLC Series Bacio	187,425	(15,619)	171,806
MRH CF, LLC Series Puca 24	1,181,250	(262,500)	918,750
MRH CF, LLC Series givememythememusic	110,250	(29,167)	81,083
TOTAL	**$ 3,087,525**	**$ (1,471,514)**	**$ 1,616,011**

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported on the balance sheets approximate their fair value.

Revenue Recognition

The Company and each of its listed Series adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made.

The Company and each of its listed Series determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted on inception date and applied to the periods presented using the full retrospective method. The Company generally recognizes revenues upon earning income from its horses.

Certain Company's Series are under contracts that require payments to be made in advance of future sales proceeds if and upon achievement of certain milestones. These payments will be recognized to realized gains/(losses) in the statements of operation upon sale of the associated horses. There is no deferred revenue as of both December 31, 2025 and 2024.

Costs of Revenues

Costs of revenues include horse related expenses such as insurance, nominations and entry fees, stables and training, transportation and veterinary, depreciation, and gains/losses on horse disposals.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Cost

In accordance with Financial Accounting Standards Board ("FASB") ASC 720, "Other Expenses", organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code (IRC), all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns. However, the Company has elected, in accordance with IRC, to treat each of the individual series as separate subchapter C corporations for tax purposes. No tax provision has been recorded for the Company through the balance sheet date as it is in a taxable loss position and no future tax benefits can be reasonably anticipated.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated and consolidating financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and each of its listed Series is a business that has not yet generated profits and has sustained a net loss of $2,186,683 during the year ended December 31, 2025, and is dependent upon its Manager for financing its operations. The Company and each of its listed Series' financial performance is impacted by several key factors. Expenses such as training and care, veterinary, and depreciation are incurred from the date of acquisition; however, series revenues will not commence until horses begin racing. Additionally, as horses continue to mature, the series will have increased opportunities to generate greater revenue to offset its ongoing expenses. These factors, among others, raise substantial doubt about the ability of the Company and each of its listed Series to continue as a going concern for a reasonable period of time.

In making this assessment, management weighed the significance of the factors, conditions, and events considered. Management based the conclusion primarily on the inception-to-date cumulative losses. These factors were determined to be the primary drivers of the Company's and each of its listed Series' ability to sustain its operating costs in the near term. Management also performed an analysis of its operations through the issuance of these consolidated and consolidating financial statements and funding options currently available to its Manager and its Manager's ability and intent to fund any operational needs for the coming year.

Management concluded that its plans successfully alleviate the substantial doubt to the ability of the Company and each of its listed Series to continue as a going concern within one year after the date that the consolidated and consolidating financial statements are issued. No assurance can be given that the Company and each of its listed Series will be successful in these efforts. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and each of its listed Series be unable to continue as a going concern.

NOTE 4: ADVANCES FROM MANAGER

To fund its organizational and start-up activities as well as to advance funds on behalf of the series to purchase horse assets, the Manager has covered the expenses and costs of the Company and its series thus far on an interest-bearing revolving line of credit. The Manager is entitled to an interest on the outstanding balance ranging 4.15% to 4.86%. The Company and each of its listed Series will evaluate when is best to repay the Manager depending on operations and fundraising ability. In general, the Company and each of its listed Series will repay the Manager for funds extended to acquire horse assets from the series subscription proceeds (less the applicable management fee), as they are received. Additionally, the Manager maintains cash reserves on behalf of each of the series of the Company to cover the expenses of the series' operations.

In the table below, the Company outlines the positions of borrowings and amounts owed to it by the Manager per Series:

Series Name (Per FS)	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)	Net amount owed to/(by) Series
MRH CF, LLC	$ –	$ –	$ –
MRH CF, LLC Series Caldera	41,587	–	41,587
MRH CF, LLC Series Lahaina Luck 22	–	–	–
MRH CF, LLC Series Perfect Impression 23	55,827	–	55,827
MRH CF, LLC Series Rylee's Song	57,654	–	57,654
MRH CF, LLC Series Final Reward 22	22,851	–	22,851
MRH CF, LLC Series Proud Indian 22	50,177	–	50,177
MRH CF, LLC Series Visceral	–	–	–
MRH CF, LLC Series Bacio	81,940	7,603	74,337
MRH CF, LLC Series Puca 24	114,718	–	114,718
MRH CF, LLC Series givememythememusic	38,625	–	38,625
TOTAL	**$ 463,379**	**$ 7,603**	**$ 455,776**

All Series not presented in the table above had $0 balances due to/from the Manager as of December 31, 2025.

MRH CF, LLC
NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

NOTE 5: MEMBERS' EQUITY/(DEFICIT)

Series Subscriptions

The Company has received membership subscriptions for the following LLC Series as of December 31, 2025.

Series Name	Units Offered	Units Tendered	Series Subscriptions
MRH CF, LLC Series Caldera	13,333	13,333	$ 1,079,973
MRH CF, LLC Series Lahaina Luck 22	8,000	8,000	480,000
MRH CF, LLC Series Perfect Impression 23	3,000	3,000	363,000
MRH CF, LLC Series Rylee's Song	4,500	4,500	364,500
MRH CF, LLC Series Final Reward 22	6,000	6,000	612,000
MRH CF, LLC Series Proud Indian 22	6,000	6,000	474,000
MRH CF, LLC Series Visceral *	5,100	3,650	459,000
MRH CF LLC Series Bacio	3,400	1,396	360,790
MRH CF LLC Series Puca 24	20,000	20,000	1,960,000
MRH CF LLC Series givememythememusic	1,500	1,500	282,000
Total Subscriptions	70,833	67,379	$ 6,435,263
Less: Distributions to Date			553,875
Net of Distributions			**$ 5,881,388**

*Series Viceral pulled the offering for the remaining 1,450 shares and the ownership was retained by the Series for the benefit of the Manager. A total of $130,500 pertains to the ownership interest held in the Series by the Manager.

The members of each of the Company's series have certain rights with respect to the membership series they are subscribed to. Each series generally holds a single horse asset. A series member is entitled to their pro rata share of the net profits derived from the horse asset held in that series after deduction of expense allocations, direct expenses attributable to the underlying horse asset, and the related party fees described in Note 6, based on their percentage of the total outstanding membership interests in that series.

Distributions are recorded when declared. When a declared distribution is not yet paid as of a balance sheet date, it is recorded as a distribution payable liability. No distribution was declared as of December 31, 2025.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company (the "Master Series LLC") entered into a series agreement (the "Series Agreement") with Experiential Squared, Inc. (the "Series Manager"). Pursuant to the terms of the Series Agreement, the Manager will be responsible for directing the management and administration of the Company's business and affairs, managing its day-to-day affairs, and implementing its investment strategy.

Pursuant also to the Series Agreement, the Manager will earn the following fees related to the creation, management, governance, content production, and compliance aspects of the Company: (a)   for each horse that is acquired on behalf of the Company, the Manager shall receive up to a 15% diligence and management fee and 7.5% to 12.5% organizational and experiential fee on the initial capital contributions; and (b) the Manager may also be compensated with a management performance bonus equal to 10% of all gross proceeds from only stakes purse money and/or 5% of the final gross proceeds if the underlying asset has depreciated and 20% of the final gross proceeds if the underlying asset has appreciated.

The Company shall reimburse the Manager for all direct out-of-pocket expenses incurred by the Manager in managing the Company. Further, any members or affiliates of the Manager who incur out-of-pocket expenses on behalf of the Company shall also be reimbursed by the Company.

The Manager has advanced funds to the Company. See Note 4 for further discussions. Because this is a related party transaction, no guarantee can be made that the terms of the arrangement are at arm's length.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, the Company and each of its listed Series will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company and each of its listed Series may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company and each of its listed Series are planning to continue to raise capital through the issuance of securities exempt from registration under Regulation CF in 2026.

Management's Evaluation

Management has evaluated subsequent events through April 19, 2026, the date the consolidated and consolidating financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated and consolidating financial statements.